FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

New Century Mortgage Securities Inc.	0001084701
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, December 12, 2003, Series 2003-6	333-104454

Name of Person Filing the Document
(If Other than the Registrant)



03040630



PROCESSING
DEC 16 2003
WASH, D.C.
SECTION



PROCESSED
DEC 17 2003
THOMSON
FINANCIAL

[TPW: NYLEGAL:175178.2] 18609-00024 09/22/03 11:01am

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 12, 2003

NEW CENTURY MORTGAGE SECURITIES INC.

By: /s/ Kevin Cloyd
Name: Kevin Cloyd
Title: Executive Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Hypothetical Pool
Group 1 CONF
Detailed Collateral Summary Report

Current Balance	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
less than 50,000.00	615	21,887,610.89	2.66	9.742	616	35,589.61	89.06	73.79	89.78
50,000.01 - 75,000.00	558	35,106,437.91	4.26	8.552	588	62,914.76	81.71	70.64	89.66
75,000.01 - 100,000.00	682	59,813,920.86	7.26	7.911	591	87,703.70	80.88	69.17	93.00
100,000.01 - 125,000.00	683	76,881,523.27	9.33	7.834	595	112,564.46	82.46	64.49	94.16
125,000.01 - 150,000.00	631	86,830,243.60	10.54	7.651	597	137,607.36	81.50	64.83	93.74
150,000.01 - 175,000.00	500	81,307,353.99	9.87	7.628	593	162,614.71	81.98	61.68	94.86
175,000.01 - 200,000.00	441	82,719,846.91	10.04	7.448	599	187,573.35	81.63	59.71	94.36
200,000.01 - 225,000.00	414	88,216,929.38	10.70	7.303	604	213,084.37	81.59	51.97	93.96
225,000.01 - 250,000.00	339	80,613,854.78	9.78	7.231	606	237,798.98	82.80	53.09	95.53
250,000.01 - 275,000.00	269	70,599,387.27	8.57	7.209	612	262,451.25	83.00	53.13	97.77
275,000.01 - 300,000.00	218	62,741,106.96	7.61	7.146	609	287,803.24	83.30	54.93	96.35
300,000.01 - 325,000.00	168	52,493,816.95	6.37	7.233	617	312,463.20	84.68	44.15	95.86
325,000.01 - 350,000.00	16	5,384,669.83	0.65	7.526	598	336,541.86	82.86	43.77	87.56
350,000.01 - 375,000.00	10	3,620,459.29	0.44	7.262	596	362,045.93	80.20	50.40	100.00
375,000.01 - 400,000.00	19	7,428,529.10	0.90	7.310	642	390,975.22	83.37	31.47	83.87
400,000.01 - 425,000.00	5	2,044,695.74	0.25	6.639	623	408,939.15	85.37	59.54	100.00
425,000.01 - 450,000.00	7	3,071,344.64	0.37	6.922	661	438,763.52	87.64	71.04	85.76
450,000.01 - 475,000.00	4	1,846,353.53	0.22	6.470	653	461,588.38	85.40	74.93	50.07
475,000.01 - 500,000.00	3	1,483,663.15	0.18	7.990	569	494,554.38	75.55	0.00	100.00
Total:	5,582	824,091,748.05	100.00	7.564	602	147,633.78	82.47	58.59	94.29

Average: $147,633.78
Lowest: $15,955.56
Highest: $499,325.42

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdict where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to se that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regar the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this m is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
Group 1 CONF
Detailed Collateral Summary Report

Coupon	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
4.001 - 4.250	3	731,175.00	0.09	4.120	736	243,725.00	82.93	0.00	100.00
4.501 - 4.750	22	5,191,117.00	0.63	4.629	723	235,959.86	79.65	27.34	90.88
4.751 - 5.000	2	370,000.00	0.04	4.993	638	185,000.00	82.49	100.00	100.00
5.001 - 5.250	15	3,644,375.56	0.44	5.150	676	242,958.37	73.23	29.75	100.00
5.251 - 5.500	26	5,079,556.46	0.62	5.466	648	195,367.56	78.18	86.94	94.70
5.501 - 5.750	36	7,258,225.40	0.88	5.697	636	201,617.37	79.27	76.70	97.45
5.751 - 6.000	99	20,365,007.01	2.47	5.941	639	205,707.14	79.41	76.62	100.00
6.001 - 6.250	151	29,829,811.85	3.62	6.189	634	197,548.42	79.27	76.44	97.71
6.251 - 6.500	270	51,398,954.00	6.24	6.435	635	190,366.50	81.57	63.78	94.48
6.501 - 6.750	323	61,428,583.95	7.45	6.677	625	190,181.37	81.55	65.87	95.62
6.751 - 7.000	512	93,809,611.21	11.38	6.925	624	183,221.90	83.15	57.95	95.63
7.001 - 7.250	399	68,142,832.04	8.27	7.177	612	170,784.04	83.31	61.42	95.56
7.251 - 7.500	505	85,041,813.27	10.32	7.428	604	168,399.63	84.12	60.81	94.45
7.501 - 7.750	525	85,115,447.22	10.33	7.673	598	162,124.66	83.34	54.81	93.01
7.751 - 8.000	544	81,867,268.47	9.93	7.928	587	150,491.30	83.14	56.04	90.62
8.001 - 8.250	353	49,501,127.33	6.01	8.178	575	140,229.82	82.01	53.08	90.55
8.251 - 8.500	354	48,002,440.61	5.82	8.424	569	135,600.11	81.79	49.29	94.04
8.501 - 8.750	270	33,567,360.71	4.07	8.675	565	124,323.56	82.94	52.74	93.66
8.751 - 9.000	225	26,946,626.60	3.27	8.916	555	119,762.78	80.51	50.96	96.09
9.001 - 9.250	135	15,461,792.98	1.88	9.173	557	114,531.80	79.75	40.20	95.45
9.251 - 9.500	130	12,897,483.89	1.57	9.429	553	99,211.41	79.70	46.67	92.44
9.501 - 9.750	97	8,108,626.01	0.98	9.661	566	83,594.08	82.40	51.75	89.30
9.751 - 10.000	183	10,069,336.96	1.22	9.894	597	55,023.70	88.83	71.26	92.99
10.001 - 10.250	155	7,298,669.31	0.89	10.166	591	47,088.19	90.23	76.32	98.36
10.251 - 10.500	61	3,196,818.51	0.39	10.434	579	52,406.86	84.79	80.27	96.79
10.501 - 10.750	58	2,982,136.71	0.36	10.620	619	51,416.15	87.96	35.45	98.81
10.751 - 11.000	66	2,908,741.71	0.35	10.894	622	44,071.84	89.36	50.56	96.49
11.001 - 11.250	24	1,271,425.54	0.15	11.185	569	52,976.06	77.76	53.46	100.00
11.251 - 11.500	14	933,705.97	0.11	11.429	555	66,693.28	73.30	45.03	95.82

Continued...

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
Group 1 CONF
Detailed Collateral Summary Report

...continued

Coupon	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
11.501 - 11.750	6	287,095.87	0.03	11.607	609	47,849.31	88.26	52.04	100.00
11.751 - 12.000	10	690,201.22	0.08	11.859	542	69,020.12	65.73	63.42	100.00
12.001 - 12.250	7	636,427.63	0.08	12.091	532	90,918.23	72.55	80.62	100.00
12.251 - 12.500	1	21,558.91	0.00	12.490	601	21,558.91	100.00	100.00	100.00
13.751 - 14.000	1	36,393.14	0.00	13.850	523	36,393.14	65.00	0.00	0.00
Total:	5,582	824,091,748.05	100.00	7.564	602	147,633.78	82.47	58.59	94.29

W.A.: 7.564%
Lowest: 4.120%
Highest: 13.850%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdict where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to se that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regar the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this m is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
Group 1 CONF
Detailed Collateral Summary Report

Credit Score	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
801 - 850	2	361,471.98	0.04	6.040	807	180,735.99	87.00	40.09	40.09
751 - 800	61	11,481,269.85	1.39	6.700	767	188,217.54	84.24	31.90	89.26
701 - 750	208	34,671,131.00	4.21	6.985	721	166,688.13	88.08	28.81	85.47
651 - 700	928	143,032,254.96	17.36	7.103	671	154,129.59	86.73	41.10	92.09
601 - 650	1,572	225,603,617.33	27.38	7.327	625	143,513.75	85.57	60.48	93.57
551 - 600	1,265	177,255,908.64	21.51	7.670	577	140,123.25	81.74	70.52	96.13
501 - 550	1,537	229,956,007.97	27.90	8.128	531	149,613.54	76.47	64.21	96.58
451 - 500	9	1,730,086.32	0.21	8.627	500	192,231.81	72.97	66.29	100.00
Total:	5,582	824,091,748.05	100.00	7.564	602	147,633.78	82.47	58.59	94.29

W.A.: 602
Lowest: 500
Highest: 808

Lien Position	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
1	5,103	806,830,651.04	97.91	7.507	602	158,109.08	82.11	58.28	94.17
2	479	17,261,097.01	2.09	10.226	640	36,035.69	99.43	72.92	100.00
Total:	5,582	824,091,748.05	100.00	7.564	602	147,633.78	82.47	58.59	94.29

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
Group 1 CONF
Detailed Collateral Summary Report

Original LTV	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
10.01 - 15.00	13	493,069.38	0.06	9.332	614	37,928.41	73.49	87.09	100.00
15.01 - 20.00	467	17,344,937.55	2.10	10.107	639	37,141.19	95.77	71.11	99.54
20.01 - 25.00	14	641,042.72	0.08	8.516	635	45,788.77	54.64	66.54	100.00
25.01 - 30.00	10	1,067,331.14	0.13	6.826	626	106,733.11	31.51	69.28	82.87
30.01 - 35.00	17	1,967,066.87	0.24	7.254	588	115,709.82	33.23	63.80	82.26
35.01 - 40.00	30	3,704,890.68	0.45	6.871	615	123,496.36	37.69	51.44	87.57
40.01 - 45.00	25	3,518,991.51	0.43	7.435	576	140,759.66	42.97	57.08	91.63
45.01 - 50.00	50	6,626,671.88	0.80	7.312	593	132,533.44	47.92	36.16	87.16
50.01 - 55.00	64	8,970,154.42	1.09	7.455	579	140,158.66	52.81	38.55	87.08
55.01 - 60.00	97	13,995,917.84	1.70	7.499	583	144,287.81	58.03	37.87	92.64
60.01 - 65.00	191	30,447,903.49	3.69	7.548	569	159,413.11	63.36	41.02	88.13
65.01 - 70.00	312	47,131,556.46	5.72	7.966	563	151,062.68	68.89	37.96	92.56
70.01 - 75.00	445	70,209,520.66	8.52	7.876	565	157,774.20	74.11	44.78	91.72
75.01 - 80.00	1,019	160,387,254.15	19.46	7.257	602	157,396.72	79.65	58.01	96.11
80.01 - 85.00	1,067	162,007,111.84	19.66	7.661	581	151,834.22	84.57	67.37	89.90
85.01 - 90.00	1,069	177,053,034.09	21.48	7.358	621	165,624.91	89.64	61.15	96.07
90.01 - 95.00	392	65,290,810.55	7.92	7.446	638	166,558.19	94.78	70.58	99.80
95.01 - 100.00	300	53,234,482.82	6.46	7.562	666	177,448.28	99.98	64.29	100.00
Total:	5,582	824,091,748.05	100.00	7.564	602	147,633.78	82.47	58.59	94.29

W.A.: 80.80%
Lowest: 11.48%
Highest: 100.00%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdicti where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to sec that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regar the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this ma is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
Group 1 CONF
Detailed Collateral Summary Report

Combined Original LTV	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
10.01 - 15.00	1	100,000.00	0.01	6.550	534	100,000.00	12.50	100.00	100.00
15.01 - 20.00	11	844,382.69	0.10	7.767	615	76,762.06	18.33	39.02	90.53
20.01 - 25.00	5	369,340.38	0.04	7.101	612	73,868.08	21.33	72.92	100.00
25.01 - 30.00	10	1,038,980.94	0.13	6.755	627	103,898.09	28.15	68.45	82.40
30.01 - 35.00	16	1,924,613.28	0.23	7.166	587	120,288.33	32.20	63.00	81.87
35.01 - 40.00	30	3,704,890.68	0.45	6.871	615	123,496.36	37.69	51.44	87.57
40.01 - 45.00	25	3,518,991.51	0.43	7.435	576	140,759.66	42.97	57.08	91.63
45.01 - 50.00	50	6,626,671.88	0.80	7.312	593	132,533.44	47.92	36.16	87.16
50.01 - 55.00	64	8,970,154.42	1.09	7.455	579	140,158.66	52.81	38.55	87.08
55.01 - 60.00	97	13,995,917.84	1.70	7.499	583	144,287.81	58.03	37.87	92.64
60.01 - 65.00	191	30,447,903.49	3.69	7.548	569	159,413.11	63.36	41.02	88.13
65.01 - 70.00	312	47,131,556.46	5.72	7.966	563	151,062.68	68.89	37.96	92.56
70.01 - 75.00	446	70,254,240.27	8.53	7.876	565	157,520.72	74.11	44.81	91.73
75.01 - 80.00	1,023	160,723,342.55	19.50	7.260	601	157,109.82	79.65	58.10	96.12
80.01 - 85.00	1,071	162,295,403.77	19.69	7.662	581	151,536.32	84.57	67.43	89.92
85.01 - 90.00	1,069	176,954,303.80	21.47	7.359	621	165,532.56	89.66	61.06	95.99
90.01 - 95.00	395	65,163,527.75	7.91	7.451	638	164,970.96	94.80	70.67	100.00
95.01 - 100.00	766	70,027,526.34	8.50	8.203	660	91,419.75	99.97	66.23	100.00
Total:	5,582	824,091,748.05	100.00	7.564	602	147,633.78	82.47	58.59	94.29

W.A.: 82.47%
Lowest: 12.50%
Highest: 100.00%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
Group 1 CONF
Detailed Collateral Summary Report

Silent Seconds	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
N	4,980	730,394,465.43	88.63	7.635	599	146,665.56	82.66	58.85	93.74
Y	602	93,697,282.62	11.37	7.016	630	155,643.33	81.00	56.59	98.58
Total:	5,582	824,091,748.05	100.00	7.564	602	147,633.78	82.47	58.59	94.29

Documentation	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
Stated doc	1,823	301,702,004.99	36.61	7.673	619	165,497.53	79.58	0.00	91.29
Full doc 2yr W2/tax returns	1,977	260,321,719.19	31.59	7.517	597	131,675.12	85.79	100.00	96.35
Full doc 1yr W2	1,532	222,516,308.64	27.00	7.474	586	145,245.63	81.94	100.00	96.44
Limited 12mos bk stmt	250	39,551,715.23	4.80	7.550	604	158,206.86	85.61	0.00	91.63
Total:	5,582	824,091,748.05	100.00	7.564	602	147,633.78	82.47	58.59	94.29

Loan Purpose	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
Cashout Refi	3,462	534,351,780.21	64.84	7.600	586	154,347.71	79.80	61.37	94.47
Purchase/1st	1,396	230,898,309.46	28.02	7.353	637	165,399.94	87.51	49.79	93.14
Rate/Term Refi	336	44,814,926.23	5.44	7.399	606	133,377.76	82.89	67.37	96.40
Purchase Money/2nd	388	14,026,732.15	1.70	10.200	642	36,151.37	99.83	69.52	100.00
Total:	5,582	824,091,748.05	100.00	7.564	602	147,633.78	82.47	58.59	94.29

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
Group 1 CONF
Detailed Collateral Summary Report

Occupancy Status	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
Primary Residence	5,223	777,069,541.17	94.29	7.555	601	148,778.39	82.78	59.89	100.00
Investment Property	336	43,312,690.24	5.26	7.745	629	128,906.82	77.20	39.13	0.00
Second Home	23	3,709,516.64	0.45	7.425	643	161,283.33	78.74	12.91	0.00
Total:	5,582	824,091,748.05	100.00	7.564	602	147,633.78	82.47	58.59	94.29

Property Type	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
Single Family	4,350	616,311,163.90	74.79	7.592	598	141,680.73	82.51	60.98	95.91
Two- to four- family units	440	90,237,553.56	10.95	7.445	622	205,085.35	80.45	44.81	82.67
PUD Detached	351	54,652,499.43	6.63	7.453	606	155,705.13	83.85	61.56	96.97
Condominium	326	46,818,241.84	5.68	7.504	619	143,614.24	83.42	52.37	91.91
PUD Attached	110	15,411,084.07	1.87	7.732	605	140,100.76	84.73	51.69	95.18
Modular Home	5	661,205.25	0.08	7.866	613	132,241.05	90.49	68.89	100.00
Total:	5,582	824,091,748.05	100.00	7.564	602	147,633.78	82.47	58.59	94.29

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
Group 1 CONF
Detailed Collateral Summary Report

Geographic Distribution	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
California	1,527	283,131,380.62	34.36	7.334	603	185,416.75	81.26	54.18	93.69
New York	258	56,054,978.49	6.80	7.181	613	217,267.36	76.69	49.37	93.33
Florida	387	48,588,965.29	5.90	7.836	595	125,552.88	83.64	51.82	96.16
Illinois	258	38,697,427.81	4.70	7.884	592	149,990.03	82.70	60.80	97.12
Massachusetts	163	34,153,493.02	4.14	7.180	605	209,530.63	77.29	54.94	93.48
New Jersey	148	28,074,199.95	3.41	7.788	613	189,690.54	82.65	45.95	90.78
Texas	289	27,768,160.69	3.37	8.190	587	96,083.60	79.47	61.97	95.67
Washington	192	26,288,046.69	3.19	7.529	612	136,916.91	85.91	60.22	95.88
Michigan	245	25,896,022.17	3.14	8.008	594	105,698.05	84.75	65.59	94.02
Maryland	119	20,627,855.47	2.50	7.597	590	173,343.32	83.92	76.27	96.88
Arizona	145	15,705,147.60	1.91	7.632	621	108,311.36	86.83	62.39	95.67
Ohio	168	15,585,531.13	1.89	7.800	601	92,771.02	86.68	74.24	92.32
Oregon	121	13,983,250.60	1.70	7.743	613	115,564.05	85.98	67.09	98.25
Minnesota	89	13,801,530.44	1.67	7.550	603	155,073.38	84.22	70.24	97.56
Connecticut	101	13,789,633.01	1.67	7.487	601	136,531.02	83.19	71.44	92.84
Virginia	82	13,409,544.05	1.63	7.688	599	163,531.03	84.59	55.93	95.36
Georgia	103	12,362,397.90	1.50	7.865	594	120,023.28	84.56	71.33	94.34
Colorado	93	12,186,363.36	1.48	7.533	619	131,036.17	86.69	52.38	94.11
Hawaii	58	12,176,093.78	1.48	7.003	634	209,932.65	86.12	63.20	87.81
Nevada	78	10,630,233.51	1.29	7.758	612	136,285.04	86.84	51.27	94.13
Other	958	101,181,492.47	12.28	7.893	596	105,617.42	85.08	68.69	94.52
Total:	5,582	824,091,748.05	100.00	7.564	602	147,633.78	82.47	58.59	94.29

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdict where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to sec that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regar the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this m is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
Group 1 CONF
Detailed Collateral Summary Report

Zip Code	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
95206	18	3,268,226.37	0.40	7.287	616	181,568.13	87.29	60.21	85.28
94565	12	2,731,779.93	0.33	7.268	598	227,648.33	82.51	56.79	93.23
94806	11	2,413,510.64	0.29	7.545	618	219,410.06	83.38	48.57	100.00
91335	10	2,374,687.28	0.29	7.021	601	237,468.73	82.95	68.43	100.00
95823	12	2,002,270.04	0.24	7.412	606	166,855.84	83.41	56.73	88.97
Other	5,519	811,301,273.79	98.45	7.568	602	147,001.50	82.44	58.60	94.31
Total:	5,582	824,091,748.05	100.00	7.564	602	147,633.78	82.47	58.59	94.29

Product Type	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
2/28 6ML	3,950	635,389,013.77	77.10	7.571	593	160,857.98	82.63	56.95	94.48
30 YR FIXED	836	125,775,044.35	15.26	7.425	635	150,448.62	81.37	67.27	93.11
20 YR FIXED	499	23,113,053.92	2.80	9.321	636	46,318.75	93.47	74.11	99.33
15 YR FIXED	161	15,845,163.53	1.92	7.441	626	98,417.16	72.17	55.46	86.59
3/27 6ML	94	15,242,762.71	1.85	7.386	607	162,157.05	81.04	57.00	96.62
10/15 1ML 10YR IO	34	8,067,272.49	0.98	4.732	715	237,272.72	78.03	15.86	94.13
25 YR FIXED	3	366,635.03	0.04	7.526	654	122,211.68	88.95	71.91	100.00
10 YR FIXED	5	292,802.25	0.04	7.277	671	58,560.45	81.50	70.29	100.00
Total:	5,582	824,091,748.05	100.00	7.564	602	147,633.78	82.47	58.59	94.29

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
Group 1 CONF
Detailed Collateral Summary Report

Original Term to Maturity	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
120	5	292,802.25	0.04	7.277	671	58,560.45	81.50	70.29	100.00
180	161	15,845,163.53	1.92	7.441	626	98,417.16	72.17	55.46	86.59
240	499	23,113,053.92	2.80	9.321	636	46,318.75	93.47	74.11	99.33
300	37	8,433,907.52	1.02	4.853	713	227,943.45	78.51	18.29	94.39
360	4,880	776,406,820.83	94.21	7.544	600	159,099.76	82.40	58.63	94.30
Total:	5,582	824,091,748.05	100.00	7.564	602	147,633.78	82.47	58.59	94.29

As of the Statistical Cut-Off Date, the weighted average Original Term to Maturity of the adjustable mortgage loans is approximately 352.5 months.

Periodic Cap (ARMs)	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
1.000	10	1,684,415.19	0.26	7.785	571	168,441.52	79.45	76.34	100.00
1.500	4,034	648,947,361.29	98.52	7.567	593	160,869.45	82.60	56.90	94.51
3.000	34	8,067,272.49	1.22	4.732	715	237,272.72	78.03	15.86	94.13
Total:	4,078	658,699,048.97	100.00	7.532	594	161,525.02	82.54	56.45	94.52

W.A.: 1.517%
Lowest: 1.000%
Highest: 3.000%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdicti[on] where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to sec[urities] that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regar[ding] the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this m[aterial and] is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
Group 1 CONF
Detailed Collateral Summary Report

Rollterm	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
1	34	8,067,272.49	1.22	4.732	715	237,272.72	78.03	15.86	94.13
21	2	161,812.91	0.02	7.189	647	80,906.46	79.51	70.89	100.00
22	38	7,451,597.64	1.13	7.776	591	196,094.67	83.88	40.79	99.44
23	473	77,598,054.31	11.78	7.608	603	164,055.08	83.40	43.26	93.19
24	3,437	550,177,548.91	83.52	7.564	591	160,074.93	82.51	59.10	94.59
34	6	1,014,671.15	0.15	8.511	592	169,111.86	85.94	4.43	100.00
35	14	2,443,581.70	0.37	7.440	595	174,541.55	84.85	78.89	89.25
36	74	11,784,509.86	1.79	7.278	611	159,250.13	79.83	56.99	97.86
Total:	4,078	658,699,048.97	100.00	7.532	594	161,525.02	82.54	56.45	94.52

W.A.: 23.8 months
Lowest: 1 months
Highest: 36 months

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy or sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
Group 1 CONF
Detailed Collateral Summary Report

Gross Margin (ARMs)	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
1.001 - 2.000	2	229,846.10	0.03	8.024	519	114,923.05	75.22	100.00	100.00
2.001 - 3.000	4	1,050,882.89	0.16	4.829	742	262,720.72	82.04	0.00	69.58
3.001 - 4.000	31	7,336,097.49	1.11	4.793	713	236,648.31	77.55	17.44	93.55
4.001 - 5.000	1	275,265.00	0.04	5.250	672	275,265.00	80.00	0.00	100.00
5.001 - 6.000	3,069	501,805,819.32	76.18	7.393	605	163,507.92	84.36	54.06	93.96
6.001 - 7.000	969	147,528,271.43	22.40	8.166	551	152,247.96	76.61	66.93	96.63
7.001 - 8.000	2	472,866.74	0.07	7.369	538	236,433.37	83.05	62.81	100.00
Total:	4,078	658,699,048.97	100.00	7.532	594	161,525.02	82.54	56.45	94.52

W.A.: 5.881%
Lowest: 1.180%
Highest: 7.900%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
Group 1 CONF
Detailed Collateral Summary Report

Minimum Rate (ARMs)	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
4.001 - 5.000	27	6,292,292.00	0.96	4.592	719	233,047.85	80.20	28.44	92.48
5.001 - 6.000	147	30,224,321.57	4.59	5.733	640	205,607.63	80.04	72.05	98.50
6.001 - 7.000	957	183,346,590.45	27.83	6.671	623	191,584.73	83.43	61.95	95.64
7.001 - 8.000	1,581	261,514,041.97	39.70	7.571	592	165,410.53	83.77	57.44	94.11
8.001 - 9.000	988	135,319,717.63	20.54	8.484	560	136,963.28	81.52	47.92	93.59
9.001 - 10.000	282	33,105,030.07	5.03	9.432	546	117,393.72	78.01	41.03	91.72
10.001 - 11.000	61	6,298,244.22	0.96	10.440	533	103,249.91	71.49	69.06	95.68
11.001 - 12.000	29	1,979,881.79	0.30	11.516	537	68,271.79	67.35	62.16	98.03
12.001 - 13.000	5	582,536.13	0.09	12.082	522	116,507.23	70.01	83.00	100.00
over 13.001	1	36,393.14	0.01	13.850	523	36,393.14	65.00	0.00	0.00
Total:	4,078	658,699,048.97	100.00	7.532	594	161,525.02	82.54	56.45	94.52

W.A.: 7.532%
Lowest: 4.120%
Highest: 13.850%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
TOTAL
Detailed Collateral Summary Report

Current Balance	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
less than 50,000.00	708	25,857,436.02	2.27	9.713	603	36,521.80	86.16	74.90	89.58
50,000.01 - 75,000.00	769	48,558,608.45	4.27	8.799	576	63,145.13	80.94	73.34	91.81
75,000.01 - 100,000.00	872	76,462,728.72	6.72	8.213	584	87,686.62	81.14	69.76	94.53
100,000.01 - 125,000.00	785	88,315,006.01	7.76	7.969	587	112,503.19	81.70	66.42	94.80
125,000.01 - 150,000.00	710	97,505,282.46	8.57	7.776	590	137,331.38	81.06	65.92	94.15
150,000.01 - 175,000.00	554	90,080,742.99	7.92	7.725	586	162,600.62	81.23	61.79	95.20
175,000.01 - 200,000.00	488	91,465,313.74	8.04	7.554	592	187,428.92	80.91	60.33	94.90
200,000.01 - 225,000.00	440	93,765,663.61	8.24	7.352	598	213,103.78	81.15	52.98	94.32
225,000.01 - 250,000.00	356	84,679,887.49	7.44	7.287	602	237,864.85	82.41	54.23	95.47
250,000.01 - 275,000.00	276	72,456,865.31	6.37	7.261	610	262,524.87	82.86	53.24	97.82
275,000.01 - 300,000.00	226	65,031,590.59	5.72	7.197	606	287,750.40	83.04	55.18	96.48
300,000.01 - 325,000.00	189	59,215,690.16	5.20	7.276	614	313,310.53	84.33	41.84	95.78
325,000.01 - 350,000.00	129	43,563,213.88	3.83	7.132	620	337,699.33	84.26	44.99	94.61
350,000.01 - 375,000.00	113	40,935,526.95	3.60	7.015	631	362,261.30	85.60	44.27	97.36
375,000.01 - 400,000.00	122	47,511,495.02	4.18	7.212	623	389,438.48	83.52	37.56	93.39
400,000.01 - 425,000.00	56	23,145,875.94	2.03	6.850	633	413,319.21	84.07	42.75	94.58
425,000.01 - 450,000.00	46	20,141,233.15	1.77	7.032	631	437,852.89	85.12	43.13	89.16
450,000.01 - 475,000.00	37	17,092,614.35	1.50	6.854	623	461,962.55	86.46	59.34	89.12
475,000.01 - 500,000.00	72	35,445,913.12	3.12	6.885	630	492,304.35	80.89	38.90	94.59
500,000.01 - 525,000.00	6	3,078,976.73	0.27	6.225	650	513,162.79	87.54	67.30	100.00
525,000.01 - 550,000.00	5	2,701,877.05	0.24	6.806	714	540,375.41	95.04	60.18	100.00
550,000.01 - 575,000.00	6	3,374,855.52	0.30	6.109	687	562,475.92	80.82	66.34	100.00
575,000.01 - 600,000.00	5	2,962,490.64	0.26	6.429	650	592,498.13	77.00	40.03	100.00
600,000.01 - 625,000.00	2	1,222,000.00	0.11	5.115	682	611,000.00	79.81	0.00	100.00
625,000.01 - 650,000.00	3	1,929,875.95	0.17	5.960	687	643,291.98	75.04	32.83	100.00
675,000.01 - 700,000.00	2	1,393,208.81	0.12	7.250	731	696,604.41	79.95	0.00	100.00
Total:	6,977	1,137,893,972.66	100.00	7.552	603	163,092.16	82.36	56.49	94.77

Average: $163,092.16
Lowest: $15,955.56
Highest: $700,000.00

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdicti where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to sec that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regar the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this m is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
TOTAL
Detailed Collateral Summary Report

Coupon	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
4.001 - 4.250	9	2,958,760.49	0.26	4.117	747	328,751.17	83.62	12.47	100.00
4.251 - 4.500	1	356,993.17	0.03	4.360	707	356,993.17	85.00	0.00	100.00
4.501 - 4.750	55	19,990,570.72	1.76	4.623	729	363,464.92	80.89	16.56	91.51
4.751 - 5.000	2	370,000.00	0.03	4.993	638	185,000.00	82.49	100.00	100.00
5.001 - 5.250	27	9,093,835.43	0.80	5.159	687	336,808.72	73.85	28.75	95.79
5.251 - 5.500	29	6,170,095.65	0.54	5.469	647	212,761.92	78.28	89.24	95.64
5.501 - 5.750	42	9,798,677.10	0.86	5.695	649	233,301.84	79.60	82.74	94.47
5.751 - 6.000	122	29,489,498.02	2.59	5.941	641	241,717.20	80.28	77.53	100.00
6.001 - 6.250	181	42,023,603.44	3.69	6.180	636	232,174.60	78.42	71.51	97.53
6.251 - 6.500	315	68,108,217.50	5.99	6.436	632	216,216.56	81.69	61.49	95.21
6.501 - 6.750	391	88,376,621.38	7.77	6.673	628	226,027.16	83.13	65.84	95.53
6.751 - 7.000	596	125,743,065.66	11.05	6.929	626	210,978.30	84.02	54.63	96.01
7.001 - 7.250	457	87,847,710.48	7.72	7.182	614	192,226.94	83.58	58.44	95.30
7.251 - 7.500	588	110,531,525.84	9.71	7.431	603	187,978.79	83.96	57.59	93.96
7.501 - 7.750	608	109,808,462.06	9.65	7.673	596	180,606.02	83.26	52.36	94.15
7.751 - 8.000	652	109,850,483.77	9.65	7.932	585	168,482.34	83.15	53.54	91.90
8.001 - 8.250	416	60,515,616.70	5.32	8.178	570	145,470.23	81.08	53.54	91.71
8.251 - 8.500	427	61,453,150.03	5.40	8.426	568	143,918.38	81.46	47.20	94.31
8.501 - 8.750	375	49,297,033.52	4.33	8.676	558	131,458.76	81.55	54.13	95.53
8.751 - 9.000	309	36,872,130.23	3.24	8.921	545	119,327.28	78.88	53.74	95.42
9.001 - 9.250	205	23,051,230.06	2.03	9.179	544	112,445.02	78.30	50.63	96.78
9.251 - 9.500	174	17,756,787.88	1.56	9.431	545	102,050.51	78.56	45.89	91.47
9.501 - 9.750	173	15,847,652.76	1.39	9.672	556	91,604.93	81.15	56.28	93.33
9.751 - 10.000	263	17,719,654.83	1.56	9.899	583	67,375.11	86.48	67.35	95.45
10.001 - 10.250	193	10,574,061.18	0.93	10.152	589	54,787.88	88.86	74.54	98.87
10.251 - 10.500	92	6,300,179.80	0.55	10.426	561	68,480.22	83.24	75.49	97.74
10.501 - 10.750	93	6,731,786.38	0.59	10.626	601	72,384.80	83.86	38.05	98.60
10.751 - 11.000	91	5,069,100.21	0.45	10.903	612	55,704.40	89.65	43.91	97.29
11.001 - 11.250	32	1,934,964.88	0.17	11.168	558	60,467.65	78.91	62.94	100.00

Continued...

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdicti where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to sec that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regar the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this m is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
TOTAL
Detailed Collateral Summary Report

...continued

Coupon	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
11.251 - 11.500	19	1,412,888.70	0.12	11.398	569	74,362.56	76.53	43.88	97.24
11.501 - 11.750	11	683,716.32	0.06	11.622	570	62,156.03	82.39	41.17	92.68
11.751 - 12.000	13	987,701.22	0.09	11.877	533	75,977.02	68.00	51.53	100.00
12.001 - 12.250	10	789,515.31	0.07	12.112	527	78,951.53	72.24	84.38	94.93
12.251 - 12.500	2	111,301.15	0.01	12.498	644	55,650.58	100.00	19.37	100.00
12.501 - 12.750	2	118,487.65	0.01	12.609	510	59,243.83	75.00	100.00	100.00
12.751 - 13.000	1	112,500.00	0.01	12.800	505	112,500.00	75.00	100.00	100.00
13.751 - 14.000	1	36,393.14	0.00	13.850	523	36,393.14	65.00	0.00	0.00
Total:	6,977	1,137,893,972.66	100.00	7.552	603	163,092.16	82.36	56.49	94.77

W.A.: 7.552%
Lowest: 4.110%
Highest: 13.850%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
TOTAL
Detailed Collateral Summary Report

Credit Score	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
801 - 850	2	361,471.98	0.03	6.040	807	180,735.99	87.00	40.09	40.09
751 - 800	92	22,889,931.22	2.01	6.403	768	248,803.60	85.96	38.98	91.17
701 - 750	280	61,484,641.14	5.40	6.514	722	219,588.00	86.41	27.59	85.93
651 - 700	1,094	197,256,940.40	17.34	7.098	672	180,307.99	87.09	38.04	92.96
601 - 650	1,773	290,074,566.74	25.49	7.292	626	163,606.64	86.06	59.03	94.09
551 - 600	1,374	218,033,776.70	19.16	7.608	577	158,685.43	81.99	67.30	96.63
501 - 550	2,329	343,453,431.98	30.18	8.247	528	147,468.20	75.91	64.12	97.03
451 - 500	33	4,339,212.50	0.38	8.713	500	131,491.29	70.88	80.93	100.00
Total:	6,977	1,137,893,972.66	100.00	7.552	603	163,092.16	82.36	56.49	94.77

W.A.: 603
Lowest: 500
Highest: 808

Lien Position	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
1	6,388	1,111,369,865.31	97.67	7.488	602	173,977.75	81.95	56.17	94.65
2	589	26,524,107.35	2.33	10.242	645	45,032.44	99.55	69.90	100.00
Total:	6,977	1,137,893,972.66	100.00	7.552	603	163,092.16	82.36	56.49	94.77

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdict where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to sec that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regar the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this m is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
TOTAL
Detailed Collateral Summary Report

Original LTV	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
5.01 - 10.00	1	40,000.00	0.00	8.150	508	40,000.00	5.52	100.00	100.00
10.01 - 15.00	20	1,018,409.86	0.09	9.729	640	50,920.49	85.46	82.33	100.00
15.01 - 20.00	571	26,136,807.41	2.30	10.165	643	45,773.74	97.01	68.40	99.69
20.01 - 25.00	16	792,983.34	0.07	8.496	611	49,561.46	48.36	72.95	100.00
25.01 - 30.00	14	1,323,226.35	0.12	7.242	609	94,516.17	30.62	75.22	82.40
30.01 - 35.00	31	4,006,283.29	0.35	7.326	579	129,234.94	32.84	56.35	91.29
35.01 - 40.00	38	4,252,723.81	0.37	7.106	602	111,913.78	37.78	56.64	88.11
40.01 - 45.00	33	4,550,686.16	0.40	7.516	566	137,899.58	42.84	49.90	93.53
45.01 - 50.00	64	8,675,850.71	0.76	7.298	590	135,560.17	48.07	38.72	90.19
50.01 - 55.00	77	11,262,034.45	0.99	7.373	581	146,260.19	52.72	39.53	89.18
55.01 - 60.00	131	22,179,603.04	1.95	7.558	579	169,309.95	58.08	42.63	94.90
60.01 - 65.00	243	39,962,133.56	3.51	7.576	568	164,453.22	63.48	39.90	88.44
65.01 - 70.00	414	65,851,148.67	5.79	8.032	560	159,060.75	68.91	39.62	92.02
70.01 - 75.00	629	102,308,181.87	8.99	8.025	555	162,652.12	74.15	45.00	93.81
75.01 - 80.00	1,405	232,935,470.64	20.47	7.325	598	165,790.37	79.66	57.17	96.77
80.01 - 85.00	1,286	223,846,944.28	19.67	7.482	589	174,064.50	84.49	62.52	90.85
85.01 - 90.00	1,194	224,284,051.55	19.71	7.294	622	187,842.59	89.65	59.03	95.33
90.01 - 95.00	445	86,403,861.00	7.59	7.370	638	194,165.98	94.76	67.73	99.85
95.01 - 100.00	365	78,063,572.67	6.86	7.524	673	213,872.80	99.92	59.13	100.00
Total:	6,977	1,137,893,972.66	100.00	7.552	603	163,092.16	82.36	56.49	94.77

W.A.: 80.50%
Lowest: 5.52%
Highest: 100.00%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdicti where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to sec that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regar the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this m is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
TOTAL
Detailed Collateral Summary Report

Combined Original LTV	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
5.01 - 10.00	1	40,000.00	0.00	8.150	508	40,000.00	5.52	100.00	100.00
10.01 - 15.00	1	100,000.00	0.01	6.550	534	100,000.00	12.50	100.00	100.00
15.01 - 20.00	12	898,582.69	0.08	7.902	611	74,881.89	18.35	36.67	91.10
20.01 - 25.00	7	521,281.00	0.05	7.484	583	74,468.71	21.49	80.82	100.00
25.01 - 30.00	14	1,294,876.15	0.11	7.194	609	92,491.15	27.91	74.68	82.02
30.01 - 35.00	30	3,963,829.70	0.35	7.284	578	132,127.66	32.33	55.89	91.20
35.01 - 40.00	38	4,252,723.81	0.37	7.106	602	111,913.78	37.78	56.64	88.11
40.01 - 45.00	33	4,550,686.16	0.40	7.516	566	137,899.58	42.84	49.90	93.53
45.01 - 50.00	64	8,675,850.71	0.76	7.298	590	135,560.17	48.07	38.72	90.19
50.01 - 55.00	77	11,262,034.45	0.99	7.373	581	146,260.19	52.72	39.53	89.18
55.01 - 60.00	131	22,179,603.04	1.95	7.558	579	169,309.95	58.08	42.63	94.90
60.01 - 65.00	243	39,962,133.56	3.51	7.576	568	164,453.22	63.48	39.90	88.44
65.01 - 70.00	414	65,851,148.67	5.79	8.032	560	159,060.75	68.91	39.62	92.02
70.01 - 75.00	630	102,352,901.48	8.99	8.025	555	162,464.92	74.15	45.02	93.82
75.01 - 80.00	1,411	233,550,776.14	20.52	7.328	598	165,521.46	79.66	57.21	96.78
80.01 - 85.00	1,289	224,271,133.89	19.71	7.481	589	173,988.47	84.50	62.48	90.87
85.01 - 90.00	1,193	223,770,206.48	19.67	7.295	623	187,569.33	89.66	59.06	95.26
90.01 - 95.00	453	87,099,538.64	7.65	7.384	638	192,272.71	94.78	68.10	100.00
95.01 - 100.00	936	103,296,666.09	9.08	8.203	666	110,359.69	99.95	61.42	100.00
Total:	6,977	1,137,893,972.66	100.00	7.552	603	163,092.16	82.36	56.49	94.77

W.A.: 82.36%
Lowest: 5.52%
Highest: 100.00%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdict where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to sec that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regar the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this m is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
TOTAL
Detailed Collateral Summary Report

Silent Seconds	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
N	6,237	1,001,821,695.99	88.04	7.649	598	160,625.57	82.56	57.38	94.35
Y	740	136,072,276.67	11.96	6.842	637	183,881.45	80.88	49.92	97.92
Total:	6,977	1,137,893,972.66	100.00	7.552	603	163,092.16	82.36	56.49	94.77

Documentation	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
Stated doc	2,291	436,290,053.88	38.34	7.587	622	190,436.51	80.18	0.00	91.97
Full doc 2yr W2/tax returns	2,447	352,379,539.83	30.97	7.534	595	144,004.72	85.26	100.00	96.94
Full doc 1yr W2	1,927	290,409,290.05	25.52	7.532	584	150,705.39	81.67	100.00	96.93
Limited 12mos bk stmt	312	58,815,088.90	5.17	7.500	598	188,509.90	84.46	0.00	91.95
Total:	6,977	1,137,893,972.66	100.00	7.552	603	163,092.16	82.36	56.49	94.77

Loan Purpose	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
Cashout Refi	4,410	733,338,666.36	64.45	7.620	583	166,289.95	79.57	59.88	95.14
Purchase/1st	1,677	324,712,647.09	28.54	7.222	643	193,627.10	87.50	46.39	93.28
Rate/Term Refi	412	58,146,522.30	5.11	7.550	602	141,132.34	82.30	65.89	96.61
Purchase Money/2nd	478	21,696,136.91	1.91	10.200	647	45,389.41	99.81	67.68	100.00
Total:	6,977	1,137,893,972.66	100.00	7.552	603	163,092.16	82.36	56.49	94.77

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdict where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to se that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regar the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this m is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
TOTAL
Detailed Collateral Summary Report

Occupancy Status	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
Primary Residence	6,569	1,078,427,574.04	94.77	7.548	601	164,169.22	82.59	57.78	100.00
Investment Property	375	53,009,400.53	4.66	7.710	632	141,358.40	77.74	36.13	0.00
Second Home	33	6,456,998.09	0.57	6.900	656	195,666.61	80.48	8.66	0.00
Total:	6,977	1,137,893,972.66	100.00	7.552	603	163,092.16	82.36	56.49	94.77

Property Type	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
Single Family	5,487	865,870,049.67	76.09	7.584	598	157,803.91	82.30	58.39	96.15
Two- to four- family units	486	102,202,854.24	8.98	7.425	624	210,293.94	79.93	45.02	82.58
PUD Detached	478	85,452,184.95	7.51	7.475	606	178,770.26	84.21	56.39	97.68
Condominium	390	63,098,832.56	5.55	7.441	619	161,791.88	83.76	52.23	91.15
PUD Attached	131	20,608,845.99	1.81	7.502	613	157,319.44	84.59	46.59	96.40
Modular Home	5	661,205.25	0.06	7.866	613	132,241.05	90.49	68.89	100.00
Total:	6,977	1,137,893,972.66	100.00	7.552	603	163,092.16	82.36	56.49	94.77

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdicti where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to sec that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regar the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this m is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
TOTAL
Detailed Collateral Summary Report

Geographic Distribution	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
California	1,969	432,766,498.40	38.03	7.198	613	219,789.99	82.51	51.57	94.69
New York	332	77,796,094.31	6.84	7.238	611	234,325.59	76.68	49.06	94.28
Florida	481	63,956,230.35	5.62	7.912	586	132,965.14	82.72	52.49	96.09
Illinois	315	47,967,845.33	4.22	7.961	584	152,278.87	81.57	62.55	97.56
Massachusetts	195	42,399,951.69	3.73	7.320	602	217,435.65	77.87	52.54	92.25
Texas	419	40,829,517.31	3.59	8.479	575	97,445.15	78.83	62.26	96.42
New Jersey	187	37,339,452.30	3.28	7.840	602	199,676.22	80.06	47.23	90.87
Washington	225	33,739,168.04	2.97	7.563	612	149,951.86	86.38	57.02	95.66
Michigan	303	32,855,553.47	2.89	8.025	587	108,434.17	83.59	67.35	94.97
Maryland	150	26,953,237.08	2.37	7.753	583	179,688.25	82.34	72.06	97.61
Virginia	107	20,207,761.39	1.78	7.755	590	188,857.58	83.58	51.33	96.92
Ohio	207	19,901,740.95	1.75	7.946	589	96,143.68	84.87	72.33	93.80
Arizona	164	19,691,979.24	1.73	7.518	623	120,073.04	85.81	56.67	94.16
Oregon	135	18,409,764.39	1.62	7.873	610	136,368.63	85.19	56.23	98.67
Connecticut	121	17,989,527.14	1.58	7.582	594	148,673.78	82.22	64.50	91.57
Colorado	117	17,904,871.89	1.57	7.589	604	153,033.09	85.70	56.76	94.18
Georgia	130	16,150,300.95	1.42	8.091	583	124,233.08	82.71	68.34	95.67
Minnesota	100	16,004,564.53	1.41	7.670	602	160,045.65	84.87	68.94	97.89
Hawaii	64	14,620,459.20	1.28	6.977	641	228,444.68	86.35	69.35	89.85
Nevada	93	14,513,407.99	1.28	7.724	621	156,058.15	87.75	44.16	93.45
Other	1,163	125,896,046.71	11.06	7.967	590	108,251.11	83.94	67.58	94.29
Total:	6,977	1,137,893,972.66	100.00	7.552	603	163,092.16	82.36	56.49	94.77

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
TOTAL
Detailed Collateral Summary Report

Zip Code	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
95206	18	3,268,226.37	0.29	7.287	616	181,568.13	87.29	60.21	85.28
94591	9	3,136,847.44	0.28	6.861	628	348,538.60	88.21	46.87	100.00
94565	13	3,114,279.93	0.27	7.174	608	239,559.99	83.43	62.09	94.06
94806	13	2,864,300.70	0.25	7.513	613	220,330.82	84.65	54.36	100.00
94587	9	2,774,107.42	0.24	6.112	657	308,234.16	86.00	52.57	100.00
Other	6,915	1,122,736,210.80	98.67	7.560	602	162,362.43	82.31	56.50	94.76
Total:	6,977	1,137,893,972.66	100.00	7.552	603	163,092.16	82.36	56.49	94.77

Product Type	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
2/28 6ML	4,874	863,115,825.98	75.85	7.588	592	177,085.73	82.56	55.13	94.87
30 YR FIXED	1,080	173,866,000.65	15.28	7.480	627	160,987.04	80.65	67.13	94.20
20 YR FIXED	618	33,705,260.62	2.96	9.533	638	54,539.26	94.42	71.15	99.54
10/15 1ML 10YR IO	82	28,970,773.81	2.55	4.670	722	353,302.12	80.48	12.22	92.82
15 YR FIXED	206	19,795,363.66	1.74	7.588	616	96,094.00	71.92	61.07	88.04
3/27 6ML	107	17,651,362.80	1.55	7.403	608	164,966.01	80.70	57.02	97.08
25 YR FIXED	4	443,835.03	0.04	7.826	634	110,958.76	86.27	59.40	100.00
10 YR FIXED	6	345,550.11	0.03	7.761	647	57,591.69	77.58	74.82	100.00
Total:	6,977	1,137,893,972.66	100.00	7.552	603	163,092.16	82.36	56.49	94.77

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdicti where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to sec that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regar the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this m is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
TOTAL
Detailed Collateral Summary Report

Original Term to Maturity	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
120	6	345,550.11	0.03	7.761	647	57,591.69	77.58	74.82	100.00
180	206	19,795,363.66	1.74	7.588	616	96,094.00	71.92	61.07	88.04
240	618	33,705,260.62	2.96	9.533	638	54,539.26	94.42	71.15	99.54
300	86	29,414,608.84	2.59	4.717	720	342,030.34	80.57	12.93	92.93
360	6,061	1,054,633,189.43	92.68	7.567	598	174,003.17	82.22	57.14	94.80
Total:	6,977	1,137,893,972.66	100.00	7.552	603	163,092.16	82.36	56.49	94.77

As of the Statistical Cut-Off Date, the weighted average Original Term to Maturity of the adjustable mortgage loans is approximately 351.7 months.

Periodic Cap (ARMs)	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
1.000	11	1,746,015.19	0.19	7.819	568	158,728.65	79.12	77.17	100.00
1.500	4,970	879,021,173.59	96.62	7.584	592	176,865.43	82.53	55.13	94.91
3.000	82	28,970,773.81	3.18	4.670	722	353,302.12	80.48	12.22	92.82
Total:	5,063	909,737,962.59	100.00	7.492	596	179,683.58	82.46	53.80	94.85

W.A.: 1.547%
Lowest: 1.000%
Highest: 3.000%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdicti where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to sec that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regar the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this m is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
TOTAL
Detailed Collateral Summary Report

Rollterm	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
1	82	28,970,773.81	3.18	4.670	722	353,302.12	80.48	12.22	92.82
21	3	285,682.84	0.03	8.083	597	95,227.61	81.86	83.51	100.00
22	48	9,583,508.23	1.05	7.678	597	199,656.42	83.97	45.45	99.56
23	602	109,248,134.13	12.01	7.640	602	181,475.31	82.89	42.65	93.57
24	4,221	743,998,500.78	81.78	7.579	590	176,261.19	82.50	57.08	95.00
34	6	1,014,671.15	0.11	8.511	592	169,111.86	85.94	4.43	100.00
35	18	3,119,203.83	0.34	7.666	579	173,289.10	82.75	63.26	91.58
36	83	13,517,487.82	1.49	7.259	616	162,861.30	79.83	59.53	98.14
Total:	5,063	909,737,962.59	100.00	7.492	596	179,683.58	82.46	53.80	94.85

W.A.: 23.4 months
Lowest: 1 months
Highest: 36 months

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdicti where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to sec that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regar the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this m is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
TOTAL
Detailed Collateral Summary Report

Maximum Rate (ARMs)	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
11.001 - 12.000	85	29,736,773.81	3.27	4.675	720	349,844.40	80.63	14.48	93.00
12.001 - 13.000	167	39,440,822.51	4.34	5.805	638	236,172.59	80.82	78.63	98.85
13.001 - 14.000	1,145	255,117,284.42	28.04	6.669	624	222,809.86	83.95	58.89	95.71
14.001 - 15.000	1,853	343,087,349.86	37.71	7.579	592	185,152.37	83.85	54.35	94.37
15.001 - 16.000	1,221	175,830,962.60	19.33	8.498	556	144,005.70	80.73	47.47	94.19
16.001 - 17.000	428	49,719,157.02	5.47	9.462	537	116,166.25	77.37	46.34	93.24
17.001 - 18.000	109	12,508,631.55	1.37	10.476	527	114,758.09	72.58	65.57	97.35
18.001 - 19.000	43	3,293,976.22	0.36	11.485	528	76,604.10	69.46	56.76	97.30
19.001 - 20.000	11	966,611.46	0.11	12.248	516	87,873.77	71.35	89.76	95.86
20.001 - 21.000	1	36,393.14	0.00	13.850	523	36,393.14	65.00	0.00	0.00
Total:	5,063	909,737,962.59	100.00	7.492	596	179,683.58	82.46	53.80	94.85

W.A.: 14.500%
Lowest: 11.750%
Highest: 20.850%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdicti[on] where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to sec[urities] that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regar[ding] the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this ma[terial and] is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
TOTAL
Detailed Collateral Summary Report

Gross Margin (ARMs)	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
1.001 - 2.000	2	229,846.10	0.03	8.024	519	114,923.05	75.22	100.00	100.00
2.001 - 3.000	11	3,726,418.38	0.41	4.378	747	338,765.31	83.48	9.90	91.42
3.001 - 4.000	73	26,002,800.40	2.86	4.751	720	356,202.75	80.04	13.88	92.00
4.001 - 5.000	1	275,265.00	0.03	5.250	672	275,265.00	80.00	0.00	100.00
5.001 - 6.000	3,658	676,032,610.65	74.31	7.372	606	184,809.35	84.39	51.41	94.18
6.001 - 7.000	1,315	202,956,925.62	22.31	8.301	545	154,339.87	76.34	67.71	97.48
7.001 - 8.000	3	514,096.44	0.06	7.540	536	171,365.48	82.41	65.79	100.00
Total:	5,063	909,737,962.59	100.00	7.492	596	179,683.58	82.46	53.80	94.85

W.A.: 5.834%
Lowest: 1.180%
Highest: 7.900%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdicti where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to sec that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regar the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this m is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
TOTAL
Detailed Collateral Summary Report

Minimum Rate (ARMs)	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
4.001 - 5.000	67	23,676,324.38	2.60	4.561	729	353,377.98	81.32	17.10	92.83
5.001 - 6.000	184	45,266,020.72	4.98	5.707	645	246,010.98	80.41	68.56	98.15
6.001 - 7.000	1,141	254,421,152.71	27.97	6.666	624	222,980.85	83.96	58.90	95.70
7.001 - 8.000	1,854	343,518,073.67	37.76	7.578	592	185,284.83	83.85	54.35	94.38
8.001 - 9.000	1,225	176,331,621.72	19.38	8.498	557	143,944.18	80.72	47.56	94.21
9.001 - 10.000	427	49,640,435.10	5.46	9.459	537	116,253.95	77.40	46.25	93.23
10.001 - 11.000	110	12,587,353.47	1.38	10.480	528	114,430.49	72.52	65.78	97.37
11.001 - 12.000	43	3,293,976.22	0.36	11.485	528	76,604.10	69.46	56.76	97.30
12.001 - 13.000	11	966,611.46	0.11	12.248	516	87,873.77	71.35	89.76	95.86
over 13.001	1	36,393.14	0.00	13.850	523	36,393.14	65.00	0.00	0.00
Total:	5,063	909,737,962.59	100.00	7.492	596	179,683.58	82.46	53.80	94.85

W.A.: 7.492%
Lowest: 4.110%
Highest: 13.850%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdicti where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to sec that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regar the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this m is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
Group 2 NON-Conf
Detailed Collateral Summary Report

Current Balance	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
less than 50,000.00	93	3,969,825.13	1.27	9.553	526	42,686.29	70.20	81.01	88.46
50,000.01 - 75,000.00	211	13,452,170.54	4.29	9.443	543	63,754.36	78.95	80.38	97.42
75,000.01 - 100,000.00	190	16,648,807.86	5.31	9.299	559	87,625.30	82.06	71.90	100.00
100,000.01 - 125,000.00	102	11,433,482.74	3.64	8.876	532	112,092.97	76.59	79.45	99.12
125,000.01 - 150,000.00	79	10,675,038.86	3.40	8.790	529	135,127.07	77.46	74.81	97.50
150,000.01 - 175,000.00	54	8,773,389.00	2.80	8.620	515	162,470.17	74.23	62.86	98.27
175,000.01 - 200,000.00	47	8,745,466.83	2.79	8.552	522	186,073.76	74.11	66.18	100.00
200,000.01 - 225,000.00	26	5,548,734.23	1.77	8.136	512	213,412.86	74.08	69.10	100.00
225,000.01 - 250,000.00	17	4,066,032.71	1.30	8.398	513	239,178.39	74.63	76.75	94.19
250,000.01 - 275,000.00	7	1,857,478.04	0.59	9.224	519	265,354.01	77.63	57.64	100.00
275,000.01 - 300,000.00	8	2,290,483.63	0.73	8.585	518	286,310.45	76.01	61.89	100.00
300,000.01 - 325,000.00	21	6,721,873.21	2.14	7.613	590	320,089.20	81.53	23.81	95.18
325,000.01 - 350,000.00	113	38,178,544.05	12.17	7.076	623	337,863.22	84.45	45.17	95.60
350,000.01 - 375,000.00	103	37,315,067.66	11.89	6.991	634	362,282.21	86.12	43.67	97.11
375,000.01 - 400,000.00	103	40,082,965.92	12.77	7.194	619	389,155.01	83.55	38.69	95.15
400,000.01 - 425,000.00	51	21,101,180.20	6.72	6.871	634	413,748.63	83.95	41.12	94.06
425,000.01 - 450,000.00	39	17,069,888.51	5.44	7.052	626	437,689.45	84.67	38.11	89.77
450,000.01 - 475,000.00	33	15,246,260.82	4.86	6.900	620	462,007.90	86.59	57.45	93.85
475,000.01 - 500,000.00	69	33,962,249.97	10.82	6.836	633	492,206.52	81.13	40.60	94.35
500,000.01 - 525,000.00	6	3,078,976.73	0.98	6.225	650	513,162.79	87.54	67.30	100.00
525,000.01 - 550,000.00	5	2,701,877.05	0.86	6.806	714	540,375.41	95.04	60.18	100.00
550,000.01 - 575,000.00	6	3,374,855.52	1.08	6.109	687	562,475.92	80.82	66.34	100.00
575,000.01 - 600,000.00	5	2,962,490.64	0.94	6.429	650	592,498.13	77.00	40.03	100.00
600,000.01 - 625,000.00	2	1,222,000.00	0.39	5.115	682	611,000.00	79.81	0.00	100.00
625,000.01 - 650,000.00	3	1,929,875.95	0.61	5.960	687	643,291.98	75.04	32.83	100.00
675,000.01 - 700,000.00	2	1,393,208.81	0.44	7.250	731	696,604.41	79.95	0.00	100.00
Total:	1,395	313,802,224.61	100.00	7.520	603	224,947.83	82.06	50.97	96.03

Average: $224,947.83
Lowest: $34,115.80
Highest: $700,000.00

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
Group 2 NON-Conf
Detailed Collateral Summary Report

Coupon	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
4.001 - 4.250	6	2,227,585.49	0.71	4.117	750	371,264.25	83.85	16.57	100.00
4.251 - 4.500	1	356,993.17	0.11	4.360	707	356,993.17	85.00	0.00	100.00
4.501 - 4.750	33	14,799,453.72	4.72	4.620	731	448,468.29	81.33	12.77	91.73
5.001 - 5.250	12	5,449,459.87	1.74	5.165	694	454,121.66	74.27	28.08	92.97
5.251 - 5.500	3	1,090,539.19	0.35	5.484	645	363,513.06	78.71	100.00	100.00
5.501 - 5.750	6	2,540,451.70	0.81	5.690	683	423,408.62	80.55	100.00	85.96
5.751 - 6.000	23	9,124,491.01	2.91	5.943	647	396,717.00	82.21	79.57	100.00
6.001 - 6.250	30	12,193,791.59	3.89	6.157	639	406,459.72	76.35	59.43	97.09
6.251 - 6.500	45	16,709,263.50	5.32	6.437	623	371,316.97	82.05	54.45	97.49
6.501 - 6.750	68	26,948,037.43	8.59	6.666	633	396,294.67	86.73	65.76	95.32
6.751 - 7.000	84	31,933,454.45	10.18	6.942	629	380,160.17	86.58	44.85	97.13
7.001 - 7.250	58	19,704,878.44	6.28	7.197	623	339,739.28	84.51	48.12	94.41
7.251 - 7.500	83	25,489,712.57	8.12	7.439	599	307,104.97	83.41	46.85	92.33
7.501 - 7.750	83	24,693,014.84	7.87	7.673	591	297,506.20	82.99	43.88	98.07
7.751 - 8.000	108	27,983,215.30	8.92	7.945	579	259,103.85	83.19	46.24	95.66
8.001 - 8.250	63	11,014,489.37	3.51	8.178	546	174,833.16	76.89	55.59	96.92
8.251 - 8.500	73	13,450,709.42	4.29	8.431	565	184,256.29	80.29	39.74	95.28
8.501 - 8.750	105	15,729,672.81	5.01	8.679	542	149,806.41	78.57	57.09	99.53
8.751 - 9.000	84	9,925,503.63	3.16	8.935	519	118,160.76	74.45	61.27	93.59
9.001 - 9.250	70	7,589,437.08	2.42	9.192	518	108,420.53	75.34	71.90	99.47
9.251 - 9.500	44	4,859,303.99	1.55	9.436	523	110,438.73	75.52	43.81	88.89
9.501 - 9.750	76	7,739,026.75	2.47	9.683	545	101,829.30	79.84	61.02	97.56
9.751 - 10.000	80	7,650,317.87	2.44	9.906	564	95,628.97	83.40	62.19	98.68
10.001 - 10.250	38	3,275,391.87	1.04	10.122	586	86,194.52	85.80	70.58	100.00
10.251 - 10.500	31	3,103,361.29	0.99	10.418	542	100,108.43	81.65	70.57	98.71
10.501 - 10.750	35	3,749,649.67	1.19	10.631	588	107,132.85	80.60	40.11	98.43
10.751 - 11.000	25	2,160,358.50	0.69	10.915	599	86,414.34	90.03	34.95	98.38
11.001 - 11.250	8	663,539.34	0.21	11.134	537	82,942.42	81.12	81.12	100.00
11.251 - 11.500	5	479,182.73	0.15	11.336	598	95,836.55	82.83	41.64	100.00

Continued...

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
Group 2 NON-Conf
Detailed Collateral Summary Report

...continued

Coupon	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
11.501 - 11.750	5	396,620.45	0.13	11.634	542	79,324.09	78.14	33.31	87.38
11.751 - 12.000	3	297,500.00	0.09	11.920	513	99,166.67	73.28	23.95	100.00
12.001 - 12.250	3	153,087.68	0.05	12.198	506	51,029.23	70.97	100.00	73.87
12.251 - 12.500	1	89,742.24	0.03	12.500	654	89,742.24	100.00	0.00	100.00
12.501 - 12.750	2	118,487.65	0.04	12.609	510	59,243.83	75.00	100.00	100.00
12.751 - 13.000	1	112,500.00	0.04	12.800	505	112,500.00	75.00	100.00	100.00
Total:	1,395	313,802,224.61	100.00	7.520	603	224,947.83	82.06	50.97	96.03

W.A.: 7.520%
Lowest: 4.110%
Highest: 12.800%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdic where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. Th information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to se that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether rega the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this m is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
Group 2 NON-Conf
Detailed Collateral Summary Report

Credit Score	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
751 - 800	31	11,408,661.37	3.64	6.104	769	368,021.33	87.69	46.10	93.09
701 - 750	72	26,813,510.14	8.54	5.904	723	372,409.86	84.26	26.02	86.52
651 - 700	166	54,224,685.44	17.28	7.086	673	326,654.73	88.04	29.96	95.27
601 - 650	201	64,470,949.41	20.55	7.171	628	320,750.99	87.78	53.97	95.91
551 - 600	109	40,777,868.06	12.99	7.336	577	374,108.88	83.07	53.31	98.81
501 - 550	792	113,497,424.01	36.17	8.489	522	143,304.83	74.78	63.94	97.92
451 - 500	24	2,609,126.18	0.83	8.770	500	108,713.59	69.50	90.63	100.00
Total:	1,395	313,802,224.61	100.00	7.520	603	224,947.83	82.06	50.97	96.03

W.A.: 603
Lowest: 500
Highest: 795

Lien Position	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
1	1,285	304,539,214.27	97.05	7.437	601	236,995.50	81.52	50.57	95.91
2	110	9,263,010.34	2.95	10.272	653	84,209.18	99.76	64.27	100.00
Total:	1,395	313,802,224.61	100.00	7.520	603	224,947.83	82.06	50.97	96.03

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material and is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
Group 2 NON-Conf
Detailed Collateral Summary Report

Original LTV	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
5.01 - 10.00	1	40,000.00	0.01	8.150	508	40,000.00	5.52	100.00	100.00
10.01 - 15.00	7	525,340.48	0.17	10.102	666	75,048.64	96.69	77.86	100.00
15.01 - 20.00	104	8,791,869.86	2.80	10.280	652	84,537.21	99.45	63.06	100.00
20.01 - 25.00	2	151,940.62	0.05	8.414	512	75,970.31	21.89	100.00	100.00
25.01 - 30.00	4	255,895.21	0.08	8.976	535	63,973.80	26.90	100.00	80.46
30.01 - 35.00	14	2,039,216.42	0.65	7.396	571	145,658.32	32.46	49.17	100.00
35.01 - 40.00	8	547,833.13	0.17	8.692	512	68,479.14	38.39	91.79	91.79
40.01 - 45.00	8	1,031,694.65	0.33	7.793	532	128,961.83	42.41	25.40	100.00
45.01 - 50.00	14	2,049,178.83	0.65	7.250	578	146,369.92	48.57	46.97	100.00
50.01 - 55.00	13	2,291,880.03	0.73	7.051	587	176,298.46	52.36	43.38	97.43
55.01 - 60.00	34	8,183,685.20	2.61	7.660	572	240,696.62	58.17	50.77	98.77
60.01 - 65.00	52	9,514,230.07	3.03	7.664	566	182,965.96	63.85	36.31	89.44
65.01 - 70.00	102	18,719,592.21	5.97	8.197	552	183,525.41	68.96	43.78	90.63
70.01 - 75.00	184	32,098,661.21	10.23	8.349	534	174,449.25	74.25	45.48	98.39
75.01 - 80.00	386	72,548,216.49	23.12	7.475	591	187,948.75	79.68	55.30	98.23
80.01 - 85.00	219	61,839,832.44	19.71	7.014	610	282,373.66	84.30	49.82	93.34
85.01 - 90.00	125	47,231,017.46	15.05	7.053	628	377,848.14	89.66	51.08	92.56
90.01 - 95.00	53	21,113,050.45	6.73	7.132	639	398,359.44	94.71	58.92	100.00
95.01 - 100.00	65	24,829,089.85	7.91	7.441	687	381,986.00	99.80	48.05	100.00
Total:	1,395	313,802,224.61	100.00	7.520	603	224,947.83	82.06	50.97	96.03

W.A.: 79.69%
Lowest: 5.52%
Highest: 100.00%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdicti where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to sec that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regar the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this m is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
Group 2 NON-Conf
Detailed Collateral Summary Report

Combined Original LTV	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
5.01 - 10.00	1	40,000.00	0.01	8.150	508	40,000.00	5.52	100.00	100.00
15.01 - 20.00	1	54,200.00	0.02	10.000	538	54,200.00	18.69	0.00	100.00
20.01 - 25.00	2	151,940.62	0.05	8.414	512	75,970.31	21.89	100.00	100.00
25.01 - 30.00	4	255,895.21	0.08	8.976	535	63,973.80	26.90	100.00	80.46
30.01 - 35.00	14	2,039,216.42	0.65	7.396	571	145,658.32	32.46	49.17	100.00
35.01 - 40.00	8	547,833.13	0.17	8.692	512	68,479.14	38.39	91.79	91.79
40.01 - 45.00	8	1,031,694.65	0.33	7.793	532	128,961.83	42.41	25.40	100.00
45.01 - 50.00	14	2,049,178.83	0.65	7.250	578	146,369.92	48.57	46.97	100.00
50.01 - 55.00	13	2,291,880.03	0.73	7.051	587	176,298.46	52.36	43.38	97.43
55.01 - 60.00	34	8,183,685.20	2.61	7.660	572	240,696.62	58.17	50.77	98.77
60.01 - 65.00	52	9,514,230.07	3.03	7.664	566	182,965.96	63.85	36.31	89.44
65.01 - 70.00	102	18,719,592.21	5.97	8.197	552	183,525.41	68.96	43.78	90.63
70.01 - 75.00	184	32,098,661.21	10.23	8.349	534	174,449.25	74.25	45.48	98.39
75.01 - 80.00	388	72,827,433.59	23.21	7.477	591	187,699.57	79.68	55.25	98.24
80.01 - 85.00	218	61,975,730.12	19.75	7.009	610	284,292.34	84.32	49.52	93.36
85.01 - 90.00	124	46,815,902.68	14.92	7.053	629	377,547.60	89.70	51.53	92.50
90.01 - 95.00	58	21,936,010.89	6.99	7.182	639	378,207.08	94.72	60.46	100.00
95.01 - 100.00	170	33,269,139.75	10.60	8.203	679	195,700.82	99.91	51.28	100.00
Total:	1,395	313,802,224.61	100.00	7.520	603	224,947.83	82.06	50.97	96.03

W.A.: 82.06%
Lowest: 5.52%
Highest: 100.00%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdict where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to se that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regar the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this m is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
Group 2 NON-Conf
Detailed Collateral Summary Report

Silent Seconds	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
N	1,257	271,427,230.56	86.50	7.686	595	215,932.56	82.28	53.44	95.97
Y	138	42,374,994.05	13.50	6.458	654	307,065.17	80.60	35.19	96.47
Total:	1,395	313,802,224.61	100.00	7.520	603	224,947.83	82.06	50.97	96.03

Documentation	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
Stated doc	468	134,588,048.89	42.89	7.394	628	287,581.30	81.53	0.00	93.51
Full doc 2yr W2/tax returns	470	92,057,820.64	29.34	7.584	588	195,867.70	83.76	100.00	98.61
Full doc 1yr W2	395	67,892,981.41	21.64	7.720	578	171,880.97	80.77	100.00	98.52
Limited 12mos bk stmt	62	19,263,373.67	6.14	7.397	585	310,699.58	82.10	0.00	92.61
Total:	1,395	313,802,224.61	100.00	7.520	603	224,947.83	82.06	50.97	96.03

Loan Purpose	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
Cashout Refi	948	198,986,886.15	63.41	7.674	576	209,901.78	78.93	55.90	96.93
Purchase/1st	281	93,814,337.63	29.90	6.900	658	333,858.85	87.49	38.02	93.63
Rate/Term Refi	76	13,331,596.07	4.25	8.056	589	175,415.74	80.33	60.92	97.32
Purchase Money/2nd	90	7,669,404.76	2.44	10.200	657	85,215.61	99.76	64.31	100.00
Total:	1,395	313,802,224.61	100.00	7.520	603	224,947.83	82.06	50.97	96.03

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
Group 2 NON-Conf
Detailed Collateral Summary Report

Occupancy Status	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
Primary Residence	1,346	301,358,032.87	96.03	7.532	601	223,891.55	82.11	52.32	100.00
Investment Property	39	9,696,710.29	3.09	7.551	647	248,633.60	80.13	22.72	0.00
Second Home	10	2,747,481.45	0.88	6.193	673	274,748.15	82.83	2.91	0.00
Total:	1,395	313,802,224.61	100.00	7.520	603	224,947.83	82.06	50.97	96.03

Property Type	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
Single Family	1,137	249,558,885.77	79.53	7.565	599	219,488.91	81.78	52.00	96.73
PUD Detached	127	30,799,685.52	9.81	7.514	608	242,517.21	84.85	47.21	98.93
Condominium	64	16,280,590.72	5.19	7.260	619	254,384.23	84.75	51.84	88.96
Two- to four- family units	46	11,965,300.68	3.81	7.274	636	260,115.23	76.00	46.58	81.88
PUD Attached	21	5,197,761.92	1.66	6.820	639	247,512.47	84.16	31.46	100.00
Total:	1,395	313,802,224.61	100.00	7.520	603	224,947.83	82.06	50.97	96.03

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdicti where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to sec that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regar the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this m is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
Group 2 NON-Conf
Detailed Collateral Summary Report

Geographic Distribution	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
California	442	149,635,117.78	47.68	6.940	631	338,540.99	84.87	46.63	96.60
New York	74	21,741,115.82	6.93	7.385	604	293,798.86	76.66	48.28	96.72
Florida	94	15,367,265.06	4.90	8.152	560	163,481.54	79.79	54.59	95.87
Texas	130	13,061,356.62	4.16	9.094	552	100,471.97	77.47	62.87	98.03
Illinois	57	9,270,417.52	2.95	8.282	552	162,638.90	76.88	69.87	99.39
New Jersey	39	9,265,252.35	2.95	7.996	568	237,570.57	72.21	51.11	91.12
Massachusetts	32	8,246,458.67	2.63	7.899	590	257,701.83	80.26	42.57	87.15
Washington	33	7,451,121.35	2.37	7.682	613	225,791.56	88.04	45.73	94.87
Michigan	58	6,959,531.30	2.22	8.087	561	119,991.92	79.27	73.90	98.51
Virginia	25	6,798,217.34	2.17	7.887	572	271,928.69	81.58	42.26	100.00
Maryland	31	6,325,381.61	2.02	8.261	560	204,044.57	77.19	58.35	100.00
Colorado	24	5,718,508.53	1.82	7.707	572	238,271.19	83.61	66.10	94.33
Oregon	14	4,426,513.79	1.41	8.281	598	316,179.56	82.72	21.92	100.00
Ohio	39	4,316,209.82	1.38	8.473	546	110,672.05	78.31	65.44	99.17
Connecticut	20	4,199,894.13	1.34	7.891	573	209,994.71	79.05	41.72	87.42
Arizona	19	3,986,831.64	1.27	7.070	633	209,833.24	81.80	34.17	88.22
Nevada	15	3,883,174.48	1.24	7.628	644	258,878.30	90.25	24.69	91.57
Georgia	27	3,787,903.05	1.21	8.832	548	140,292.71	76.66	58.59	100.00
Pennsylvania	23	2,969,510.93	0.95	8.443	550	129,109.17	78.98	73.39	100.00
Hawaii	6	2,444,365.42	0.78	6.847	678	407,394.24	87.49	100.00	100.00
Other	193	23,948,077.40	7.63	8.265	567	124,083.30	80.22	61.56	93.17
Total:	1,395	313,802,224.61	100.00	7.520	603	224,947.83	82.06	50.97	96.03

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdicti where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to sec that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regar the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this m is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
Group 2 NON-Conf
Detailed Collateral Summary Report

Zip Code	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
94591	7	2,620,847.44	0.84	7.008	631	374,406.78	89.82	36.41	100.00
94014	7	2,324,366.32	0.74	6.928	633	332,052.33	81.07	44.60	100.00
94587	6	2,209,761.83	0.70	5.914	655	368,293.64	87.14	48.96	100.00
95148	5	1,762,809.18	0.56	6.491	649	352,561.84	86.73	44.43	100.00
95035	4	1,689,178.54	0.54	6.748	592	422,294.64	86.79	100.00	100.00
Other	1,366	303,195,261.30	96.62	7.551	602	221,958.46	81.91	50.93	95.90
Total:	1,395	313,802,224.61	100.00	7.520	603	224,947.83	82.06	50.97	96.03

Product Type	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
2/28 6ML	924	227,726,812.21	72.57	7.635	590	246,457.59	82.38	50.06	95.97
30 YR FIXED	244	48,090,956.30	15.33	7.624	606	197,094.08	78.77	66.76	97.04
10/15 1ML 10YR IO	48	20,903,501.32	6.66	4.646	724	435,489.61	81.42	10.81	92.31
20 YR FIXED	119	10,592,206.70	3.38	9.997	641	89,010.14	96.50	64.70	100.00
15 YR FIXED	45	3,950,200.13	1.26	8.180	577	87,782.23	70.88	83.57	93.85
3/27 6ML	13	2,408,600.09	0.77	7.507	614	185,276.93	78.50	57.16	100.00
25 YR FIXED	1	77,200.00	0.02	9.250	539	77,200.00	73.52	0.00	100.00
10 YR FIXED	1	52,747.86	0.02	10.450	515	52,747.86	55.79	100.00	100.00
Total:	1,395	313,802,224.61	100.00	7.520	603	224,947.83	82.06	50.97	96.03

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdict where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to se that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regar the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this m is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
Group 2 NON-Conf
Detailed Collateral Summary Report

Original Term to Maturity	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
120	1	52,747.86	0.02	10.450	515	52,747.86	55.79	100.00	100.00
180	45	3,950,200.13	1.26	8.180	577	87,782.23	70.88	83.57	93.85
240	119	10,592,206.70	3.38	9.997	641	89,010.14	96.50	64.70	100.00
300	49	20,980,701.32	6.69	4.663	724	428,177.58	81.39	10.77	92.34
360	1,181	278,226,368.60	88.66	7.632	593	235,585.41	81.72	53.01	96.19
Total:	1,395	313,802,224.61	100.00	7.520	603	224,947.83	82.06	50.97	96.03

As of the Statistical Cut-Off Date, the weighted average Original Term to Maturity of the adjustable mortgage loans is approximately 349.6 months.

Periodic Cap (ARMs)	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
1.000	1	61,600.00	0.02	8.750	506	61,600.00	70.00	100.00	100.00
1.500	936	230,073,812.30	91.65	7.633	590	245,805.36	82.34	50.12	96.01
3.000	48	20,903,501.32	8.33	4.646	724	435,489.61	81.42	10.81	92.31
Total:	985	251,038,913.62	100.00	7.385	601	254,861.84	82.26	46.86	95.71

W.A.: 1.625%
Lowest: 1.000%
Highest: 3.000%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdict where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to se that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regar the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this m is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool

Group 2 NON-Conf

Detailed Collateral Summary Report

Rollterm	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
1	48	20,903,501.32	8.33	4.646	724	435,489.61	81.42	10.81	92.31
21	1	123,869.93	0.05	9.250	531	123,869.93	84.93	100.00	100.00
22	10	2,131,910.59	0.85	7.337	619	213,191.06	84.32	61.72	100.00
23	129	31,650,079.82	12.61	7.719	600	245,349.46	81.66	41.15	94.51
24	784	193,820,951.87	77.21	7.623	588	247,220.60	82.47	51.36	96.17
35	4	675,622.13	0.27	8.482	521	168,905.53	75.16	6.75	100.00
36	9	1,732,977.96	0.69	7.127	650	192,553.11	79.80	76.81	100.00
Total:	985	251,038,913.62	100.00	7.385	601	254,861.84	82.26	46.86	95.71

W.A.: 22.1 months
Lowest: 1 months
Highest: 36 months

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
Group 2 NON-Conf
Detailed Collateral Summary Report

Maximum Rate (ARMs)	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
11.001 - 12.000	48	20,903,501.32	8.33	4.646	724	435,489.61	81.42	10.81	92.31
12.001 - 13.000	29	11,522,230.21	4.59	5.819	647	397,318.28	81.53	80.35	100.00
13.001 - 14.000	184	71,074,562.26	28.31	6.653	626	386,274.79	85.33	51.03	95.84
14.001 - 15.000	274	82,065,631.70	32.69	7.600	595	299,509.60	84.09	44.56	95.24
15.001 - 16.000	236	40,950,304.09	16.31	8.542	544	173,518.24	78.08	46.28	96.24
16.001 - 17.000	145	16,535,405.03	6.59	9.514	519	114,037.28	76.17	56.72	96.24
17.001 - 18.000	49	6,289,109.25	2.51	10.520	522	128,349.17	73.56	62.50	99.06
18.001 - 19.000	14	1,314,094.43	0.52	11.438	514	93,863.89	72.63	48.61	96.19
19.001 - 20.000	6	384,075.33	0.15	12.501	507	64,012.56	73.39	100.00	89.59
Total:	985	251,038,913.62	100.00	7.385	601	254,861.84	82.26	46.86	95.71

W.A.: 14.414%
Lowest: 12.000%
Highest: 19.800%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdicti where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to sec that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regar the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this m is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
Group 2 NON-Conf
Detailed Collateral Summary Report

Gross Margin (ARMs)	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
2.001 - 3.000	7	2,675,535.49	1.07	4.201	749	382,219.36	84.04	13.79	100.00
3.001 - 4.000	42	18,666,702.91	7.44	4.734	722	444,445.31	81.01	12.48	91.39
5.001 - 6.000	589	174,226,791.33	69.40	7.311	609	295,801.00	84.48	43.75	94.82
6.001 - 7.000	346	55,428,654.19	22.08	8.661	530	160,198.42	75.62	69.78	99.73
7.001 - 8.000	1	41,229.70	0.02	9.500	508	41,229.70	75.00	100.00	100.00
Total:	985	251,038,913.62	100.00	7.385	601	254,861.84	82.26	46.86	95.71

W.A.: 5.712%
Lowest: 3.000%
Highest: 7.250%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdicti where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to sec that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regar the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this m is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Hypothetical Pool
Group 2 NON-Conf
Detailed Collateral Summary Report

Minimum Rate (ARMs)	Loan Count	UPB	% UPB	W.A. Gross Coupon	W.A. FICO Score	Average UPB	W.A. Combined LTV	% Full Doc	% Owner Occupied
4.001 - 5.000	40	17,384,032.38	6.92	4.550	733	434,600.81	81.73	13.00	92.96
5.001 - 6.000	37	15,041,699.15	5.99	5.655	655	406,532.41	81.16	61.55	97.45
6.001 - 7.000	184	71,074,562.26	28.31	6.653	626	386,274.79	85.33	51.03	95.84
7.001 - 8.000	273	82,004,031.70	32.67	7.599	595	300,381.07	84.11	44.52	95.24
8.001 - 9.000	237	41,011,904.09	16.34	8.542	544	173,046.01	78.06	46.36	96.25
9.001 - 10.000	145	16,535,405.03	6.59	9.514	519	114,037.28	76.17	56.72	96.24
10.001 - 11.000	49	6,289,109.25	2.51	10.520	522	128,349.17	73.56	62.50	99.06
11.001 - 12.000	14	1,314,094.43	0.52	11.438	514	93,863.89	72.63	48.61	96.19
12.001 - 13.000	6	384,075.33	0.15	12.501	507	64,012.56	73.39	100.00	89.59
Total:	985	251,038,913.62	100.00	7.385	601	254,861.84	82.26	46.86	95.71

W.A.: 7.385%
Lowest: 4.110%
Highest: 12.800%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

Appendix A

FICO Score

Note: Cells in red font are calculations

Collateral Cuts for Subprime Pool

FICO	Total Balance Amount	%[2]	LTV	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ.	% Full Doc	% Cashout Refi
FICO NA	0.00	0.00%	> 65.0	0.00	0.00%	0.00	0.000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
0 – 500	4,339,212.50	0.38%	> 65.0	3,351,656.55	0.29%	131,491.29	8.713	500	70.88	39.45	83.55	100.00	80.93	95.89
500.01 – 550	343,453,431.98	30.18%	> 70.0	256,440,935.52	22.54%	147,468.20	8.247	528	75.91	40.81	89.35	97.03	64.12	86.63
550.01 – 575	101,235,111.83	8.90%	> 70.0	83,335,302.95	7.32%	162,757.41	7.674	563	80.66	40.05	89.91	96.47	67.11	73.90
575.01 – 600	116,798,664.87	10.26%	> 70.0	101,650,848.76	8.93%	155,317.37	7.550	588	83.15	40.93	89.00	96.77	67.47	68.46
600.01 – 620	109,512,227.29	9.62%	> 70.0	99,715,100.65	8.76%	155,557.14	7.401	611	85.22	41.06	85.35	94.51	63.18	61.08
620.01 – 650	180,562,339.45	15.87%	> 80.0	125,204,674.60	11.00%	168,907.71	7.226	635	86.57	41.30	83.84	93.83	56.51	56.66
650.01 – 680	142,423,504.10	12.52%	> 80.0	95,703,393.48	8.41%	175,398.40	7.117	665	87.18	40.68	80.52	94.02	42.50	42.14
680.01 – 700	54,833,436.30	4.82%	> 85.0	33,271,022.94	2.92%	194,444.81	7.049	689	86.86	39.46	80.94	90.21	26.46	42.71
700.01 – 750	61,484,641.14	5.40%	> 85.0	29,622,580.23	2.60%	219,588.00	6.514	722	86.41	39.10	70.71	85.93	27.59	32.37
750.01 – 800	22,889,931.22	2.01%	> 85.0	9,910,825.21	0.87%	248,803.60	6.403	768	85.96	40.16	81.87	91.17	38.98	17.94
800 +	361,471.98	0.03%	> 85.0	144,900.00	0.01%	180,735.99	6.040	807	87.00	33.36	100.00	40.09	40.09	59.91
TOTAL	1,137,893,972.66	100.00%		838,351,240.89	73.68%	**163,092.16**	**7.552**	**603**	**82.36**	**40.66**	**85.41**	**94.77**	**56.49**	**64.45**
FICO: Average	**603**		**Min:**	**500**	**Max:**	**808**								

Debt To Income (DTI) Ratio

DTI	Total Balance Amount	%[2]	FICO	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ.	% Full Doc	% Cashout Refi
<= 20	26,552,232.83	2.33%	< 550	9,072,276.14	0.80%	128,271.66	7.685	605	76.44	15.33	85.48	76.04	37.88	67.51
20.001 – 25.00	43,981,205.24	3.87%	< 550	15,036,611.82	1.32%	128,225.09	7.680	598	78.82	22.84	89.29	91.05	55.23	68.40
25.001 – 30.00	75,061,409.10	6.60%	< 575	32,308,655.53	2.84%	138,489.68	7.653	598	79.62	27.59	86.79	91.32	53.96	71.52
30.001 – 35.00	125,401,656.77	11.02%	< 575	49,417,121.68	4.34%	155,585.18	7.612	603	82.10	32.73	85.71	94.44	54.69	66.09
35.001 – 40.00	180,140,781.12	15.83%	< 600	89,975,277.62	7.91%	162,435.33	7.557	603	82.24	37.66	85.25	94.96	53.92	62.85
40.001 – 45.00	246,373,063.63	21.65%	< 625	138,624,305.48	12.18%	167,259.38	7.517	612	84.40	42.60	86.90	96.19	53.93	58.16
45.001 – 50.00	375,718,468.90	33.02%	< 650	281,955,868.22	24.78%	175,569.38	7.494	604	84.30	47.90	84.66	96.42	60.57	62.88
50.001 – 55.00	61,839,716.84	5.43%	< 675	59,863,552.40	5.26%	180,290.72	7.661	564	72.21	52.40	80.02	93.90	64.01	86.45
55+	2,825,438.23	0.25%	< 700	2,825,438.23	0.25%	201,817.02	7.169	563	70.21	57.14	75.61	100.00	77.41	90.35
TOTAL	1,137,893,972.66	100.00%		679,079,107.12	59.68%	**163,092.16**	**7.552**	**603**	**82.36**	**40.66**	**85.41**	**94.77**	**56.49**	**64.45**
DTI: Average	**40.66%**		**Min:**	**0.10%**	**Max:**	**59.93%**								

Loan To Value (LTV) Ratio

LTV	Total Balance Amount	%[2]	DTI	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
< 60.00	57,739,467.71	5.07%	> 50	8,860,357.97	0.78%	141,518.30	7.423	583	49.33	38.80	82.00	91.93	45.06	92.53
60.01 – 70.00	105,813,282.23	9.30%	> 50	16,708,009.14	1.47%	161,055.22	7.860	563	66.86	39.93	81.18	90.67	39.72	89.86
70.01 – 80.00	335,903,677.62	29.52%	> 50	23,123,798.62	2.03%	164,577.99	7.540	585	77.98	40.71	86.72	95.88	53.50	63.60
80.01 – 85.00	224,271,133.89	19.71%	> 50	9,747,812.96	0.86%	173,988.47	7.481	589	84.50	40.14	85.75	90.87	62.48	73.31
85.01 – 90.00	223,770,206.48	19.67%	> 50	5,582,531.54	0.49%	187,569.33	7.295	623	89.66	40.94	85.19	95.26	59.06	61.37
90.01 – 95.00	87,099,538.64	7.65%	> 50	524,281.40	0.05%	192,272.71	7.384	638	94.78	42.25	84.91	100.00	68.10	56.64
95.01 – 100.00	103,296,666.09	9.08%	> 50	118,363.44	0.01%	110,359.69	8.203	666	99.95	41.45	87.62	100.00	61.42	19.47
100+	0.00	0.00%	> 50	0.00	0.00%	0.00	0.000	0	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL	1,137,893,972.66	100.00%		64,665,155.07	5.68%	**163,092.16**	**7.552**	**603**	**82.36**	**40.66**	**85.41**	**94.77**	**56.49**	**64.45**
LTV: Average	**82.36%**	**Min:**	**5.52%**		**Max:**	**100.00%**								

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.
All other cuts except the adjusted balance are only for the main bucket
[2] Percent of the Aggregate Principal Balance - calculated automatically.

Appendix A

Principal Balance

Scheduled Principal Balance	Total Balance Amount	%[2]	WA Loan Balance	WAC	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
0 – $50K	25,857,436.02	2.27%	36,521.80	9.713	603	86.16	38.70	90.05	89.58	44.79	74.90
$51 – $200K	492,387,682.37	43.27%	117,852.49	7.929	587	81.18	39.46	88.55	94.42	67.46	65.55
$200.1 – $250K	178,445,551.10	15.68%	224,177.83	7.321	600	81.74	41.64	84.40	94.86	67.52	53.58
$250.1 – $300K	137,488,455.90	12.08%	273,881.39	7.230	608	82.95	42.38	82.90	97.19	66.42	54.16
$300.1 – $400K	191,225,926.01	16.81%	345,797.33	7.171	621	84.38	41.66	81.28	95.26	59.27	42.02
$400.1 – $500K	95,825,636.56	8.42%	454,149.94	6.902	630	83.54	40.87	81.91	92.47	61.13	44.37
$500.1 – $600K	12,118,199.94	1.06%	550,827.27	6.372	674	84.76	43.21	90.21	100.00	32.68	58.78
$600.1 – $700K	4,545,084.76	0.40%	649,297.82	6.128	699	77.83	38.16	70.51	100.00	41.83	13.94
$700.1 – $800K	0.00	0.00%	0.00	0.000	0	0.00	0.00	0.00	0.00	0.00	0.00
$800.1 – $900K	0.00	0.00%	0.00	0.000	0	0.00	0.00	0.00	0.00	0.00	0.00
$900.1 – $1000K	0.00	0.00%	0.00	0.000	0	0.00	0.00	0.00	0.00	0.00	0.00
>$1000K	0.00	0.00%	0.00	0.000	0	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL	1,137,893,972.66	100.00%	**163,092.16**	**7.552**	**603**	**82.36**	**40.66**	**85.41**	**94.77**	**64.45**	**56.49**

Principal Balance: Average 163,092.16 **Min:** 15,955.56 **Max:** 700,000.00

Documentation Type

Doc Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Full Doc	642,788,829.88	56.49%	146,956.75	7.533	590.030246	83.64	41.27	87.65	96.94	68.32
Stated Doc	436,290,053.88	38.34%	190,436.51	7.587	622	80.18	40.06	82.30	91.97	58.23
Limited Doc	58,815,088.90	5.17%	188,509.90	7.500	598	84.46	38.53	84.16	91.95	68.27
NINA	0.00	0.00%	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00
Other	0.00	0.00%	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00
TOTAL	1,137,893,972.66	100.00%	**163,092.16**	**7.552**	**603**	**82.36**	**40.66**	**85.41**	**94.77**	**64.45**

Property Type

Property Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc
Single Family	865,870,049.67	76.09%	157,803.91	7.584	598	82.30	40.47	96.15	67.26	58.39
PUD	106,061,030.94	9.32%	174,156.04	7.480	608	84.28	41.14	97.43	53.50	54.49
Townhouse	0.00	0.00%	0.00	0.000	0	0.00	0.00	0.00	0.00	0.00
2 – 4 Family	102,202,854.24	8.98%	210,293.94	7.425	624	79.93	41.45	82.58	60.78	45.02
Condo	63,098,832.56	5.55%	161,791.88	7.441	619	83.76	41.11	91.15	50.14	52.23
Manufactured	0.00	0.00%	0.00	0.000	0	0.00	0.00	0.00	0.00	0.00
Other	661,205.25	0.06%	132,241.05	7.866	613	90.49	43.58	100.00	71.21	68.89
TOTAL	1,137,893,972.66	100.00%	**163,092.16**	**7.552**	**603**	**82.36**	**40.66**	**94.77**	**64.45**	**56.49**

Primary Mortgage Insurance

Mortgage Insurance	Total Balance Amount	%[2]	WA Loan Balance	WAC	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc	Is MI down to 60 LTV
Loans >80 LTV w/MI	0.00	0.00%	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00	
Loans >80 LTV w/o MI	638,437,545.10	56.11%	164,928.32	7.519	620	90.21	40.92	95.13	58.14	61.88	
Other	499,456,427.56	43.89%	160,803.74	7.594	580	72.31	40.33	94.32	72.51	49.60	
TOTAL	1,137,893,972.66	100.00%	**163,092.16**	**7.552**	**603**	**82.36**	**40.66**	**94.77**	**64.45**	**56.49**	

Appendix A

Loan Purpose

Loan Purpose	Total Balance		WA Loan	WAC	WA. FICO	WA. LTV	WA DTI	% SFD/	% Owner
	Amount	%[2]	Balance					PUD	Occ
Debt Consolidation	0.00	0.00%	0.00	0.00	0	0.00	0.00	0.00	0.00
Refinance – Cashout	733,338,666.36	64.45%	166,289.95	7.620	583	79.57	40.60	87.15	95.14
Purchase	346,408,784.00	30.44%	160,746.54	7.409	643	88.27	40.87	80.78	93.70
Refinance – Rate Term	58,146,522.30	5.11%	141,132.34	7.550	602	82.30	40.08	91.13	96.61
Other	0.00	0.00%	0.00	0.00	0	0.00	0.00	0.00	0.00
TOTAL	1,137,893,972.66	100.00%	**163,092.16**	**7.552**	**603**	**82.36**	**40.66**	**85.41**	**94.77**

Fixed Vs. Floating Collateral

Lien Status	Total Balance		WA Loan	WAC	WA FICO	WA LTV	WA DTI	% SFD/	% Owner	% Cashout	Index	Margin
	Amount	%[2]	Balance					PUD	Occ	Refi		
Fixed	228,156,010.07	20.05%	119,203.77	7.794	628	81.93	39.95	81.70	94.47	65.25	Fix	0.000
Floating	28,970,773.81	2.55%	353,302.12	4.670	722	80.48	40.01	82.66	92.82	33.00	1ML	3.543
2/28	863,115,825.98	75.85%	177,085.73	7.588	592	82.56	40.88	86.55	94.87	65.31	6ML	5.910
3/27	17,651,362.80	1.55%	164,966.01	7.403	608	80.70	40.18	82.54	97.08	63.32	6ML	5.885
Other	0.00	0.00%	0.00	0.000	0	0.00	0.00	0.00	0.00	0.00	None	0.000
TOTAL	1,137,893,972.66	100.00%	**163,092.16**	**7.552**	**603**	**82.36**	**40.66**	**85.41**	**94.77**	**64.45**		**5.834**

Lien Status

Lien Status	Total Balance		WA Loan	WAC	WA FICO	WA LTV	WA DTI	% SFD/	% Owner	% Cashout
	Amount	%[2]	Balance					PUD	Occ	Refi
First Lien	1,111,369,865.31	97.67%	173,977.75	7.488	602	81.95	40.62	85.28	94.65	65.56
Second Lien	26,524,107.35	2.33%	45,032.44	10.242	645	99.55	42.41	91.02	100.00	17.71
Third Lien	0.00	0.00%	0.00	0.000	0	0.00	0.00	0.00	0.00	0.00
TOTAL	1,137,893,972.66	100.00%	**163,092.16**	**7.552**	**603**	**82.36**	**40.66**	**85.41**	**94.77**	**64.45**

Occupancy Status

Occupancy Type	Total Balance		WA Loan	WAC	WA. FICO	WA LTV	WA DTI	% SFD/	% Owner	% Cashout
	Amount	%[2]	Balance					PUD	Occ	Refi
Primary Residence	1,078,427,574.04	94.77%	164169.2151	7.548	601	82.59	40.89	86.78	100.00	64.69
Second Home	6,456,998.09	0.57%	195,666.61	6.900	656	80.48	38.94	63.99	0.00	34.19
Investment	53,009,400.53	4.66%	141,358.40	7.710	632	77.74	36.13	60.27	0.00	63.14
Non-owner	0.00	0.00%	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00
Other	0.00	0.00%	0.00	0.00	0	0.00	0.00	0.00	0.00	0.00
TOTAL	1,137,893,972.66	100.00%	163,092.16	**7.552**	**603**	**82.36**	**40.66**	**85.41**	**94.77**	**64.45**

Prepayment Penalty

Prepayment Charges Term at Origination	Total Balance		WA Loan	WAC	WA	WA LTV	WA DTI	% SFD	% Owner	% Cashout
	Amount	%[2]	Balance		FICO			/ PUD	Occ	Refi
0 Months	282,762,887.75	24.85%	156,395.40	7.655	603	81.00	40.26	80.82	94.17	65.26
6 Months	0.00	0.00%	0.00	0.000	0	0.00	0.00	0.00	0.00	0.00
12 Months	104,447,589.80	9.18%	226,567.44	7.163	623	80.59	40.45	74.64	93.27	63.81
24 Months	613,015,426.59	53.87%	167,765.58	7.545	595	83.31	41.02	89.14	95.28	63.46
30 Months	0.00	0.00%	0.00	0.000	0	0.00	0.00	0.00	0.00	0.00
36 Months	137,668,068.52	12.10%	130,614.87	7.666	620	82.23	40.03	86.43	94.90	67.68
48 Months	0.00	0.00%	0.00	0.000	0	0.00	0.00	0.00	0.00	0.00
60 Months	0.00	0.00%	0.00	0.000	0	0.00	0.00	0.00	0.00	0.00
Other	0.00	0.00%	0.00	0.000	0	0.00	0.00	0.00	0.00	0.00
TOTAL	1,137,893,972.66	100.00%	163,092.16	**7.552**	**603**	**82.36**	**40.66**	**85.41**	**94.77**	**64.45**

Appendix A

Section 32 Loans

	Total Balance		WA Loan	WAC	WA FICO	WA LTV	WA DTI	% SFD/	% Owner	% Cashout
	Amount	%[2]	Balance					PUD	Occ	Refi
Section 32 Loans	0	0%	0	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0	0	0	0

GA % and Top 5 States

State	%[2]
California	38.03%
New York	6.84%
Florida	5.62%
Illinois	4.22%
Massachusetts	3.73%

Top 5 MSA

MSA	%[2]
Los Angeles, CA	21.13%
New York, NY	9.91%
San Francisco, CA	9.57%
Chicago, IL	4.36%
Washington, DC	4.03%

Top 5 Originators

Originator	%[2]
New Century	100.00%

Servicers

Servicer	%[2]
New Century	100.00%

STRESS ANALYSIS

Rating Agency Base Case Loss Expectations

	Standard & Poors: Analyst Name :			Moody's: Analyst Name :		
	Foreclosure Frequency	Loss Severity	Cumulative Losses	Foreclosure Frequency	Loss Severity	Cumulative Losses
AA						
A						
A-						
BBB+						
BBB						
BBB-						
B						

Assuming LIBOR Ramp: 1 month LIBOR+300 over 36 months; 100% Loss Severity; 12 month lag for liquidation losses, Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

Default Ramp - 0 to 4.5 CDR over 36 months; and other assumptions remaining same as breakeven CDR, solve for a multiple of default ramp at first dollar principal loss for the following prepayment speeds:

	Multiple of Default Ramp			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						